May 19, 2025

Peter Trpkovski
Chief Financial Officer
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

       Re: Century Aluminum Company
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Form 10-Q for the Quarterly Period Ended March 31, 2025 Response dated April 25, 2025
           File No. 001-34474
Dear Peter Trpkovski:

       We have reviewed your April 25, 2025 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our March
14, 2025 letter.

Form 10-K for the Fiscal Year Ended December 31, 2024
Notes to the Consolidated Financial Statements
Note 2. Acquisition of Jamalco, page 64

1. We note from your response to prior comment 1 your consideration of the January 19-
       20, 2000 EITF meeting which indicates an    investor should display on a
proportionate
       gross basis those assets and liabilities in its balance sheet and the related results of
       operations in its income statement.    Although one of the specified
conditions to apply
       proportionate consolidation is that    no separate legal entity exists,
  you have
       concluded the    Jamalco JV    represents a legal entity consolidated
under ASC 810.
       We further note that the guidance in ASC 810-10-45-14 indicates proportionate
       consolidation does not apply to entities in an extractive industry    if
its activities
       involve related activities such as refining, marketing, or transporting extracted mineral
 May 19, 2025
Page 2

      resources.    Please explain to us why you believe proportionate
consolidation of the
         Production Assets    is appropriate given they appear to be held
through a legal entity
      and involve refining activities.

2. We note your disclosure on page F-101 of the carrying amounts and classification of the consolidated Jamalco VIE assets and liabilities included in the consolidated balance sheets. Please explain to us your consideration of ASC 810-10-50-2AA(d) regarding providing financial statement users with an understanding of how
      your involvement with the VIE additionally affects your financial performance and cash flows.

Note 19. Business Segments, page 97

3. We note your statement in response to prior comment 2 that, beginning with the quarter ended March 31, 2025, you believe that none of your four prior operating segments meet the definition of an operating segment and, as a result, you have determined that you currently have only one operating segment. Please address the following comments related to the identification of your operating segments:

             Provide us with details about your management structure and how your company is organized. In doing so, provide us with a detailed organizational chart that extends to all managers that oversee the components previously identified as operating segments, including a description of the roles and responsibilities of each individual. Tell us each of the individuals who report to the Chief Operating
           Decision Maker (   CODM   ).

             Tell us in sufficient detail how you determined your chief executive officer represents the sole member of the CODM function.

             Describe the key operating decisions required to be made in your business, who makes these decisions, how performance is assessed and how resources are allocated within your business.

             Tell us how often the CODM meets with his direct reports, the financial information the CODM reviews and that is discussed in such meetings, and the other meeting attendees.

             Describe the information provided to the CODM, how frequently it is prepared, and how it is used by the CODM. Explain whether the CODM is provided with disaggregated financial information and how such information is communicated, such as through written reports, verbally in meetings, and/or other means.

             Describe the information provided to the Board of Directors and how frequently it is prepared and reviewed.
 May 19, 2025
Page 3

             Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the
           CODM makes changes to the budget. Tell us whether budgets are prepared for the components previously identified as operating segments, who approves them, and if they are provided to the CODM.

             Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

             Describe the basis for determining the compensation for your CODM, his direct reports, and the managers that oversee the components previously identified as operating segments. In doing so, specify whether compensation is based on disaggregated operating results and the nature of such compensation.

4. Please describe in detail the factors that caused the change in identified operating segments, including when such changes occurred and why the changes were made. In doing so, explain why discrete financial information is prepared for the previously identified operating segments and how such information is/was used both before and after the change in operating segments by your CODM and other individuals, such as
       the CODM   s direct reports. In this regard, you indicated in your prior response that
       the economic performance of Jamalco and each of your smelters has historically been evaluated by the CODM utilizing Adjusted EBITDA. Your response should also include discussion of any changes in:

             Organizational structure;

             How the business was managed including, but not limited to, the individuals with which the CODM meets;

             The budgeting process and assessing performance against budget;

             Compensation; and

             Financial information provided to each of the CODM and the Board and changes in the information the CODM uses to allocate resources and assess performance.


Form 10-Q for the Quarterly Period Ended March 31, 2025
Note 15. Variable Interest Entity, page 24

5. We note the consolidated Jamalco VIE assets and liabilities have substantially decreased from December 31, 2024 to March 31, 2025, particularly the property, plant and equipment and due from affiliates balances. Please tell us in sufficient detail the
 May 19, 2025
Page 4

       reasons for these movements.


        Please contact Beverly Singleton at 202-551-3328 or Andrew Blume at 202-551-3254
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing